UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2021

Commission File Number: 001-15102

Embraer S.A.

Avenida Dra. Ruth Cardoso, 8501, 30th floor (part),

Pinheiros, São Paulo, SP, 05425-070, Brasil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Embraer Delivers nine Commercial and 13 Executive Jets in 1Q21

São José dos Campos - Brazil, April 27, 2021 – Embraer (NYSE: ERJ; B3: BOVESPA:

EMBR3) delivered a total of 22 jets in the first quarter of 2021, of which nine were commercial aircraft and 13 were executive jets (10 light and three large). As of March 31st, the firm order backlog totaled USD 14.2 billion.

Deliveries by Segment	1Q21
Commercial Aviation	9
EMBRAER 175 (E175)	2
EMBRAER 190-E2 (E190-E2)	2
EMBRAER 195-E2 (E195-E2)	5
Executive Aviation	13
Phenom 100	1
Phenom 300	9
Light Jets	10
Praetor 500	1
Praetor 600	2
Large Jets	3
TOTAL	22

During 1Q21, KLM Cityhopper, the regional subsidiary of KLM Royal Dutch Airlines, received its first E195-E2 jet. This first E2 delivery to KLM, and lessor ICBC Aviation Leasing, elevated the total number of Embraer jets in the KLM Cityhopper fleet to 50 aircraft.

In the same period, Air Peace, Nigeria and West Africa’s largest airline, took delivery of its first E195-E2 aircraft. Air Peace is the launch customer in Africa for the E2. The airline is also the global launch customer for Embraer’s innovative premium staggered seating design.

Also, during the first quarter, Embraer delivered the first conversion of a Legacy 450 to a Praetor 500 jet for AirSprint Private Aviation. The Canadian fractional ownership company has another Legacy 450 scheduled to convert to a Praetor 500 this year, in addition to the delivery of a brand-new Praetor 500, also expected in 2021. With these additions, AirSprint will have three Praetor 500s in its fleet, and a total of nine Embraer aircraft.

Backlog - Commercial Aviation (March 31, 2021)

Aircraft Type	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	191	—	191	—
E175	798	274	668	130
E190	568	—	565	3
E195	172	—	172	—
E190-E2	22	61	17	5
E195-E2	153	47	19	134
Total	1,904	382	1,632	272

Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

Follow us on Twitter: @Embraer

About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 170	191	191	—
Airnorth (Australia)	1	1	—
Alitalia (Italy)	6	6	—
BA CityFlyer (UK)	6	6	—
Cirrus (Germany)	1	1	—
ECC Leasing (Ireland)	6	6	—
EgyptAir (Egypt)	12	12	—
Finnair (Finland)	10	10	—
GECAS (USA)	9	9	—
JAL (Japan)	18	18	—
LOT Polish (Poland)	6	6	—
NAC / Jetscape (USA)	1	1	—
Petro Air (Libya)	2	2	—
Regional (France)	10	10	—
Republic Airlines (USA)	48	48	—
Satena (Colombia)	1	1	—
Saudi Arabian Airlines (Saudi Arabia)	15	15	—
Sirte Oil (Libya)	1	1	—
Suzuyo (Japan)	2	2	—
TAME (Ecuador)	2	2	—
US Airways (USA)	28	28	—
Virgin Australia (Australia)	6	6	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 175	798	668	130
Air Canada (Canada)	15	15	—
Air Lease (USA)	8	8	—
Alitalia (Italy)	2	2	—
American Airlines (USA)	98	98	—
Belavia (Belarus)	1	1	—
CIT (USA)	4	4	—
ECC Leasing (Ireland)*	1	1	—
Flybe (UK)	11	11	—
Fuji Dream (Japan)	2	2	—
GECAS (USA)	5	5	—
Horizon Air / Alaska (USA)	33	30	3
KLM (The Netherlands)	17	17	—
LOT Polish (Poland)	12	12	—
Mauritania Airlines (Mauritania)	2	2	—
Mesa (USA)	7	7	—
NAC / Aldus (Ireland)	2	2	—
NAC / Jetscape (USA)	4	4	—
Northwest (USA)	36	36	—
Oman Air (Oman)	5	5	—
Republic Airlines (USA)	223	120	103
Royal Jordanian (Jordan)	2	2	—
Skywest (USA)	182	162	20
Suzuyo (Japan)	11	11	—
TRIP (Brazil)	5	5	—
United Airlines (USA)	110	106	4

*	Aircraft delivered by ECC Leasing: one to Air Caraibes

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 190	568	565	3
Aero Republica (Colombia)	5	5	—
Aeromexico (Mexico)	12	12	—
Air Astana (Kazakhstan)	2	2	—
Air Canada (Canada)	45	45	—
Air Caraibes (Guadalupe)	1	1	—
Air Lease (USA)	23	23	—
Air Moldova (Moldavia)	1	1	—
Augsburg (Germany)	2	2	—
Austral (Argentina)	22	22	—
AZAL (Azerbaijan)	4	4	—
Azul (Brazil)	5	5	—
BA CityFlyer (UK)	9	9	—
BOC Aviation (Singapore)	14	14	—
China Southern (China)	20	20	—
CIAF (Egypt)	3	—	3
CIT (USA)	7	7	—
Conviasa (Venezuela)	16	16	—
Copa (Panama)	15	15	—
Dniproavia (Ukraine)	5	5	—
ECC Leasing (Ireland)	1	1	—
Finnair (Finland)	12	12	—
GECAS (USA)	27	27	—
Guizhou / Colorful (China)	9	9	—
Hainan (China)	50	50	—
Hebei (China)	6	6	—
JAL (Japan)	14	14	—
JetBlue (USA)	64	64	—
Kenya Airways (Kenya)	10	10	—
KLM (The Netherlands)	26	26	—
KunPeng (China)	5	5	—
LAM (Mozambique)	2	2	—
Lufthansa (Germany)	9	9	—
M1 Travel (Lebanon)	8	8	—
NAC / Aldus (Ireland)	21	21	—
NAC / Jetscape (USA)	9	9	—
NAS Air (Saudi Arabia)	3	3	—
NIKI (Austria)	7	7	—
Regional (France)	10	10	—
Republic (USA)	2	2	—
Taca (El Salvador)	11	11	—
TAME (Ecuador)	3	3	—
TRIP (Brazil)	3	3	—
US Airways (USA)	25	25	—
Virgin Australia (Australia)	18	18	—
Virgin Nigeria (Nigeria)	2	2	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	172	172	—
Arkia (Israel)	1	1	—
Aurigny (Guernsey)	1	1	—
Azul (Brazil)	59	59	—
Belavia (Belarus)	4	4	—
BOC Aviation (Singapore)	1	1	—
Flybe (UK)	14	14	—
GECAS (USA)	12	12	—
Globalia (Spanish)	12	12	—
Hainan (China)	20	20	—
LOT Polish (Poland)	4	4	—
Lufthansa (Germany)	34	34	—
Montenegro (Montenegro)	1	1	—
NAC / Aldus (Ireland)	4	4	—
NAC / Jetscape (USA)	2	2	—
Royal Jordanian (Jordan)	2	2	—
Trip (Brazil)	1	1	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 190-E2	22	17	5
Aercap (Ireland)	5	5	—
Air Kiribati (Kiribati)	2	1	1
Aircastle (USA)	2	—	2
Congo Airways (Congo)	2	—	2
Helvetic (Switzerland)	8	8	—
Wideroe (Norway)	3	3	—

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
Embraer 195-E2	153	19	134
Aercap (Ireland)	45	11	34
Air Peace (Nigeria)	13	2	11
Aircastle (USA)	23	—	23
Azul (Brazil)	51	—	51
Binter Canarias (Spain)	5	4	1
Congo Airways (Congo)	2	—	2
Helvetic (Switzerland)	4	—	4
ICBC (China)	10	2	8

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations